New Gold Announces Increased Gold Resources at Blackwater Project

(All figures are in US dollars unless otherwise indicated)

April 4, 2013 – New Gold Inc. (“New Gold”) (TSX and NYSE MKT:NGD) today announces a Mineral Resource update at its Blackwater Project. This Blackwater resource, which will be used for the project’s Feasibility Study, has been updated to include: 89 additional holes including further infill drilling and more refined geologic and geostatistical modeling.

Blackwater Mineral Resource Update Highlights
•	Measured and Indicated gold resources for direct processing increased to 8.6 million ounces at higher grade
·	Measured gold resources increased by 44% to 3.9 million ounces at 1.04 grams per tonne

“We are very pleased to now have the Blackwater resource finalized for our Feasibility Study, which remains on target for completion in late 2013,” stated Randall Oliphant, Executive Chairman. “It is particularly gratifying to see that the classification of the resource has been further upgraded and the grades have increased.”

The current Blackwater Mineral Resource estimate includes 1,002 holes totaling 309,509 metres. As previously disclosed, New Gold is segregating the portion of mineralized material that should be processed directly versus that which the company plans to stockpile and process toward the end of the project’s mine life. The company has utilized a dual cut-off strategy to outline this segregation. Consistent with the previous Blackwater Mineral Resource estimate, all material with a gold-equivalent cut-off of greater than 0.4 grams per tonne is considered for direct processing, while all material with a gold-equivalent cut-off between 0.3 and 0.4 grams per tonne is planned to be stockpiled.

The current March 2013 Mineral Resource estimate replaces the previous 2012 Year End estimate and includes an additional 89 holes totaling 22,220 metres, the majority of which were infill holes in the southeast portion of the deposit. These infill holes were drivers in bringing a greater percentage of the mineralization into the Measured resource category. At the same time, the new mineral resource estimate incorporates more detailed geological and geostatistical modeling, resulting in a more robust and accurate representation of the distribution of gold and silver grades in the deposit. Additionally, the model’s block size has been increased from 10 by 10 by 10 metres to 12 by 12 by 12 metres in order to more accurately reflect ultimate mining equipment sizing under the envisioned throughput rate of 60,000 tonnes per day.

As the March 2013 Mineral Resource estimate, which will be used for the project’s Feasibility Study, has now been completed, the company looks forward to shifting its exploration focus to the broader Blackwater land package where multiple targets were identified during 2012 through a systematic surface sampling program completed by New Gold. Currently, the company has four drills active on the property and has completed in excess of 20,000 metres year-to-date, exploring for potential extensions to the Blackwater deposit and completing condemnation drilling to test the mineral potential of areas selected for proposed site facilities. During the second and third quarters, New Gold plans to move the drills to the Capoose exploration prospect as well as new prospective areas identified within its greater 1,000 square kilometres of mineral claims.

The company looks forward to providing further updates on its regional exploration program at Blackwater throughout the year.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and two significant development projects. The combination of the Mesquite Mine in the United States, the Cerro San Pedro Mine in Mexico, the Peak Mines in Australia and the New Afton Mine in Canada position New Gold as one of the lowest cost producers in the industry. In 2013, the company is forecasting between 440,000 and 480,000 ounces of gold production. In addition to its four operating mines, New Gold owns 100% of the exciting Blackwater project in Canada and 30% of the world-class El Morro project located in Chile. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold's future financial or operating performance may be deemed "forward looking". All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur, are "forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", “projects”, “potential”, "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", “should”, "might" or "will be taken", "occur" or "be achieved" or the negative connotation. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold's ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in international, national and local government legislation in Canada, the United States, Australia, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to obtaining the necessary permits for the Blackwater project, in Mexico where the Cerro San Pedro mine has a history of ongoing legal challenges related to our EIS and Chile where the courts have temporarily suspended the approval of the environmental permit for the El Morro project; the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; uncertainties inherent to economic studies in respect of the PEA for the Blackwater project; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as "Risk Factors" included in New Gold's disclosure documents filed on and available at www.sedar.com.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations discussed in this news release has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" used in this news release are Canadian mining terms as defined in accordance with NI 43-101 under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized and required by Canadian regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an "Inferred Mineral Resource" exists, or is economically or legally mineable. In addition, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, a Qualified Person under National Instrument 43-101 and employee of New Gold.

Ron Simpson, a Qualified Person under National Instrument 43-101, prepared the mineral resource estimate, effective as at March 31, 2013.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com